Mail Stop 3561

June 13, 2008

Timothy P. Boyle, Chief Executive Officer
Columbia Sportswear Company
14375 NW Science Park Drive
Portland, Oregon 97229

> **Re:** **Columbia Sportswear Company**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 000-23939**

Dear Mr. Boyle:

We have reviewed your filing and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A, Filed April 4, 2008

Certain Relationships and Related Transactions, page 7

1. In footnote 12 to Columbia Sportswear Company's financial statements for the fiscal year ending December 31, 2007, the company discloses that it "leases certain operating facilities from a related party of the Company." Please tell us why this transaction is not disclosed in the "Certain Relationships and Related Transactions" section of the proxy statement.

<u>Executive Compensation, page 11</u>

2.   The company's proxy statement discusses performance targets for both its short-term incentive and equity-based incentives plans for fiscal year 2007. The company, however, has not provided quantitative disclosure of the terms of the necessary targets to be achieved under each component for your named executive officers to earn their incentive compensation under these plans. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis, based on the 2008 proxy statement, as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, please tell us, within the timeframe below, whether the company's targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * * * *

<u>Closing Comments</u>

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

The primary examiner for this filing is Edwin S. Kim. Please direct any inquiries to him at (202) 551-3297, otherwise you may reach me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Bryan Timm, CFO
        Fax: (503) 985-5800